July 15, 2020

Via Electronic Filing

Mr. Edward M. Kelly

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlis Motor Vehicles, Inc 1-A Letter June 17, 2020 File No. 24-11207

Dear Mr. Kelly.

Atlis Motor Vehicles (the “Company” or “Atlis”) submits this letter in response to the Company’s Comment Letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“the SEC”) dated July 15, 2020, with regard to Offering Statement on Form 1-A Filed May 8, 2020 Amendments 1, 2, 3, and 4 to Offering Statement on Form 1-A Filed May 8, 2020, May 11, 2020, June 5, 2020, and July 15, 2020 (the “Offering”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Cover Page of Offering Circular, page 1

1. Revised disclosure that JumpStart Securities, LLP or JumpStart is the underwriter for the offering on a best efforts basis is inconsistent with Section 1.d. of the broker-dealer services agreement filed as Ex1A-1 that JumpStart is not acting as a placement agent or underwriter for the offering. Likewise, your disclosures on pages 23 and 58 indicate that your officers and directors are conducting this offering. Please reconcile the disclosures. Alternatively, if JumpStart is the underwriter for the offering on a best efforts basis, file the underwriting agreement as an exhibit to the Form 1-A.

The Company has updated the language throughout the Offering to best describe the relationship with JumpStart. The Company is the individual issuer and the offering will be done without a broker-dealer, but in an abundance of caution, the Company discloses that JumpStart and PrimeTrust will perform back office functions and escrow functions respectively without acting as a broker-dealer.

2. Revised disclosure that if on the initial closing date less than the maximum offering has been sold, then the company may hold one or more additional closings for additional sales until the earlier of (i) the sale of the maximum offering is sold or (ii) the termination date is inconsistent with other disclosure on the cover page and on page 58 of the offering circular that the offering will terminate on the earlier of (i) November 30, 2020, subject to an extension of up to 180 days, (ii) the date on which the maximum offering is sold, or (iii) when the board of directors elects to terminate the offering. Please reconcile the disclosures.

The Company has updated the Offering throughout to clarify termination and closing parameters.

The Offering, page 9

3. Disclosure here and on page 34 that there are 17,151,882 shares outstanding before the offering is inconsistent with disclosure in Part I and on page 57 of the offering circular that there are 17,096,177 shares outstanding before the offering, consisting of 4,871,129 Class A shares and 12,225,048 Class D shares. Please reconcile the disclosures.

The Company has updated and reconciled these disclosures. Part 1 and throughout the Offering Circular now accurately reflect 17,082,467 shares outstanding before the offering. See page 53: “As of March 31st, 2020. Atlis Motor Vehicles had 12,280,753 Class D shares outstanding.”

Uncertainty exists as to whether our business will have sufficient funds..., page 10

4. Revised disclosure in the third paragraph that expected gross proceeds of the offering are $23,750,000 is inconsistent with disclosure on the front cover page of the offering circular and elsewhere that gross proceeds of the offering are expected to be $25 million. Please reconcile the disclosures

The Company has updated page 1 and throughout to clearly disclose: “Estimated commissions and offering related expenses of $1,250,000, the total net proceeds to us would be $23,750,000.”

Financial Statements

Statement of Changes in Shareholders' Equity, page 68

5. As requested in prior comment 14, your company's "Statement of Changes in Shareholders' Equity" does not reflect all common stock issued in 2019. On pages 40 through 44, your company issued 4,034,321 shares of common stock, raising $1,244,038.67. The "Statement of Shareholders' Equity" shows, however, that your company issued 6,030,995 shares of common stock and raised $531,876. Please revise to reconcile the difference.

The Company’s auditor has updated the Financial Statements, and the Company has updated the “Financings and Securities Offerings” section of the Offering.

6. Revise the cash flows from financing activities on the "Statement of Cash Flows" to reflect all cash proceeds that your company received from common stock issuance disclosed on pages 40 through 44 for FY 2018 and FY 2019.

The Company’s auditor has updated the Financial Statements to reflect all cash proceeds received from common stock.

Note E - Equity Based Compensation, page 73

7. We note that the total fair value of "vested" stock options in 2019 is $1,698,568 on page 73. We note also that $1,698,568 is related to "unearned" stock compensation on page 68. Please note that if the stock options are vested, the compensation is earned. Please revise your stockholders' equity based on our concern, or tell us why your presentation of "unearned" stock compensation is appropriate, citing applicable U.S. GAAP.

The Company’s auditor has updated the Financial Statements and Statements of Shareholders Equity and notes, specifically “Note E - Equity Based Compensation”.

8. On page 44, we note your company issued 1,866,674 shares as employee awards and 130,000 shares to consultants on December 31, 2019. Please explain how you account for these shares and where on the statement of equity, the income statement, and the statement of cash flows you recorded these issuances.

The Company’s auditor has updated “Note E - Equity Based Compensation”. Stock awards to employees and consultants is included on the Statement of Shareholders’ Equity as “Awarded Stock Compensation”, on the income statement as “Awarded Stock Compensation Expense”, and on the statement of cash flows as “Issuance of Awarded Stock Compensation”.

Ex1A-4 Subscription Agreement, page 1

9. Revised disclosure in Section 1(b) of the subscription agreement states that the investor acknowledges receiving and reviewing the SEC reports, including the offering circular. While we would not object to having an investor acknowledge that he has received those documents, it appears inappropriate to have an investor acknowledge that he has "reviewed" those documents. Please revise.

The Company has updated the subscription agreement to have the investor only acknowledge that he has “received” the documents and has removed any requirements that the investor acknowledges having “reviewed” the documents.

10. Revised disclosure in Section 4(b) of the subscription agreement refers to the "qualified" offering circular filed on May 4, 2020. As requested in prior comment 17, please remove the word "qualified." Additionally, revised disclosure refers to "POS Offering Circulars" filed on June 5, 2020 and June 18, 2020. The EDGAR system reflects that the company filed pre-qualification amendments to the offering circular on June 5, 2020 and June 26, 2020 which were not "POS Offering Circulars." Please revise.

The Company has updated the subscription agreement and the Offering Circular with the new date of filing throughout.

Ex1A-12 Legality Opinion, page 1

11. As requested in prior comment 20, counsel must consent also to being named in the offering circular. Please revise.

Counsel was named in the Offering Circular, and the opinion of counsel has been amended to reflect that counsel consents to being named in the Offering Circular.

Ex1A-13 Testing the waters, page 1

12. Notwithstanding your response to prior comment 21, the slide was not removed. Please revise, or tell us why it is appropriate to include the slide stating the company's valuation and price per share data.

The Company has removed valuation and share price from these materials.

Please telephone the undersigned at (916)239-5776 if you have any questions or require any additional information.

Very truly yours,

/s/Annie Pratt

Annie Pratt
President